UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Braemar Hotels & Resorts Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10482B101

(CUSIP Number)

Mark Crockwell

Director

Al Shams Investments Limited

5B Waterloo Lane

Pembroke HM 08

Bermuda

+1 441 298 8104

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10482B101	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Al Shams Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 6,513,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 6,513,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,513,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 10482B101	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wafic Rida Said
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 6,513,000
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 6,513,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,513,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 10482B101	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, $0.01 par value (the “Common Stock”), of Braemar Hotels & Resorts Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

Item 2. Identity and Background.

(a) – (c)

This Schedule 13D is being filed by Al Shams Investments Limited (“ASIL”), a Bermuda limited company, and Wafic Rida Said, a citizen of Canada (collectively, the “Reporting Persons”). The principal business of ASIL is to serve as a holding company for investments. ASIL is wholly owned by Mr. Said. The principal employment of Mr. Said is self-employed businessman and philanthropist.

The business address of ASIL is 5B Waterloo Lane, Pembroke HM 08, Bermuda. The business address of Mr. Said is 4ET N. 42A, Residence Saint Georges, Bloc A, 3 Av. De L’Annonciade, 98000 Monaco.

The following table sets forth the names, business addresses and present principal occupation of each director of ASIL. Mr. Auckland is also the President of ASIL. ASIL does not have any other executive officers. Each of the persons listed below is as a British citizen.

Name	Business Address	Present Principal Occupation
Mark Crockwell	5B Waterloo Lane, Pembroke HM 08 Bermuda	Treasurer, Said Holdings Limited
David Auckland	5B Waterloo Lane, Pembroke HM 08 Bermuda	Chief Executive Officer, Said Holdings Limited

(d)-(e)

During the last five years, none of the Reporting Persons nor, to the best of each Reporting Persons’ knowledge, any other person listed under (a)-(c) of this Item 2 above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The information set forth under (a)-(c) of this Item 2 above is incorporated by reference.

Item 3. Source or Amount of Funds or Other Consideration.

The shares of Common Stock disclosed on this Schedule 13D were acquired by ASIL with working capital of ASIL and loans from its shareholder, Mr. Said. The aggregate purchase price of such shares of Common Stock was $50,732,539.

The information set forth in Items 4 and 6 of this Schedule 13D is incorporated by reference.

Item 4. Purpose of Transaction.

The Reporting Persons believe that the Issuer has an attractive portfolio of hotel assets and that its Common Stock is undervalued in the stock market and represents an attractive investment opportunity. ASIL and Mr. Said previously filed a Schedule 13G to report beneficial ownership of shares of Common Stock that were acquired for that reason, and the Reporting Persons are now filing this Schedule 13D in connection with discussions that management of the Issuer has proposed with the Reporting Persons, in anticipation of the annual meeting of stockholders currently scheduled to be held on July 30, 2024, regarding possible ways to enhance shareholder value.

The Reporting Persons may seek to continue to engage in constructive discussions regarding the foregoing and/or alternative strategies and opportunities for the Issuer to enhance shareholder value, and may consider and develop plans and make proposals with respect to the assets, operations, governance, organizational documents, capital or corporate structure, dividend policy and/or strategic plans of the Issuer. In addition, the Reporting Persons intend to review the investment in the Issuer disclosed on this Schedule 13D regularly and to continue to evaluate the Issuer’s business, performance and prospects, and depending on these factors, overall market conditions and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may increase or decrease the position in the Issuer disclosed on this Schedule 13D. In connection with the foregoing, the Reporting Persons may consider and develop plans and make proposals in which the Reporting Persons seek to engage or participate, seek representation on the Issuer’s Board of Directors and/or request a waiver from the Issuer of the ownership limitations in the Issuer’s Articles of Amendment and Restatement. In addition, in connection with the foregoing, the Reporting Persons may from time to time in the future express their views to, meet with and/or engage in discussions with management, the Issuer’s Board of Directors, other shareholders or third parties, and/or formulate plans or proposals regarding the Issuer, its assets or its securities, which may include one or more plans or proposals that relate to or would result in the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

The information set forth in Items 3 and 6 of this Schedule 13D is incorporated by reference.

On June 3, 2024, Mr. Said sent an email to Monty J. Bennett, the Chairman of the Issuer, and Richard J. Stockton, the Chief Executive Officer and President of the Issuer (the “June 3, 2024 Email”), setting forth certain recommendations relating to the management of the Issuer, including the termination of its management agreement with Ashford Inc. and replacement of some directors with independent directors. The foregoing summary of the June 3, 2024 Email does not purport to be complete and is subject to, and qualified in its entirety by, the June 3, 2024 Email, a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

The Reporting Persons may be deemed to beneficially own an aggregate of 6,513,000 shares of Common Stock, which represents approximately 9.8% of the shares of Common Stock outstanding based on the total number of shares of Common Stock outstanding as of May 7, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024. All such shares of Common Stock are owned directly by ASIL.

(c)

During the past 60 days, ASIL has effected the transactions set forth on Schedule I attached hereto.

(d)

No person other than ASIL has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock reported on this Schedule 13D.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons have entered into a Joint Filing Agreement (the “Joint Filing Agreement”), dated as of May 21, 2024, pursuant to which they have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The foregoing summary of the Joint Filing Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Except as described above in this Item 6, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

1	Joint Filing Agreement, dated as of May 21, 2024, between Al Shams Investments Limited and Wafic Rida Said
2	Power of Attorney, dated as of August 29, 2019, by Wafic Rafa Said (incorporated herein by reference to Exhibit 3 to the Schedule 13D filed by Al Shams Investments Limited et al. on August 29, 2019)
3	Email, dated June 3, 2024, from Wafic Rida Said to Monty J. Bennett, the Chairman of the Issuer, and Richard J. Stockton, the Chief Executive Officer and President of the Issuer

CUSIP No. 10482B101	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2024

AL SHAMS INVESTMENTS LIMITED

By: /s/ Mark Crockwell
Name: Mark Crockwell
Title: Director

WAFIC RIDA SAID

By: /s/ Mark Crockwell
Name: Mark Crockwell
Title: Attorney-in-Fact

SCHEDULE I

Transactions Effected During the Past 60 Days

The transactions set forth in the following table were effected by Al Shams Investments Limited during the past 60 days.  Each transaction was effected on the open market.

Date	Security	Amount Bought / (Sold)	Approx. Price per Share ($)
4/17/24	Common Stock	(37,170)	2.4799
4/18/24	Common Stock	(12,830)	2.3433